UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

EnPro Industries, Inc.

(Name of Subject Company (Issuer))

3.9375% Convertible Senior Debentures due 2015

(Title of Class of Securities)

29355XAB3

(CUSIP Number of Class of Securities)

Robert S. McLean

Vice President, General Counsel and Secretary

5605 Carnegie Boulevard, Suite 500

Charlotte, North Carolina 28209

(704)731-1500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Stephen M. Lynch

Robinson, Bradshaw & Hinson, P.A.

101 N. Tryon Street, Suite 1900

Charlotte, NC 28246

(704) 377-2536

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$173,361,984.19	$22,329.02

(1)	This transaction valuation assumes, solely for purposes of calculating the filing fee for this Schedule TO, that all 3.9375% Convertible Senior Debentures due 2015 (the “Convertible Debentures”) of EnPro Industries, Inc. outstanding as of June 30, 2014 will be purchased at the maximum purchase price of $2,301.89 in cash per $1,000 principal amount of Convertible Debentures tendered, plus accrued and unpaid interest up to, but excluding, the assumed payment date of September 15, 2014. The final purchase price per $1,000 principal amount of the Convertible Debentures will be determined in accordance with the pricing formula described in EnPro’s Offer to Purchase, dated August 11, 2014. As of June 30, 2014, there was $74,780,000 aggregate principal amount of Convertible Debentures outstanding.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2014, issued February 28, 2014, and equals $128.80 for each $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed with the Securities and Exchange Commission (the “SEC”) by EnPro Industries, Inc., a North Carolina corporation (“EnPro”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with EnPro’s offer to purchase (the “Offer”) for cash any and all of its outstanding 3.9375% Convertible Senior Debentures due 2015 (the “Convertible Debentures”), upon the terms and subject to the conditions set forth in EnPro’s Offer to Purchase, dated August 11, 2014 (as the same may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as the same may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Offer will expire at midnight, New York City time, at the end of Friday, September 12, 2014 (the “Expiration Time”), unless the Offer is extended or earlier terminated by EnPro. If the Offer is extended, “Expiration Time” shall mean the new time and date on which the Offer, as so extended, will expire.

Upon the terms and subject to the conditions of the Offer to Purchase and the Letter of Transmittal, holders of Convertible Debentures who validly tender and do not validly withdraw their Convertible Debentures on or prior to the Expiration Time, will receive, for each $1,000 principal amount of such Convertible Debentures, a cash purchase price (the “Purchase Price”) equal to the sum of (i) the Average VWAP (as defined in the Offer to Purchase) multiplied by 29.5972 plus (ii) a fixed cash amount of $52.50; provided, that in no event will the Purchase Price be less than $1,650.75 or more than $2,301.89 per $1,000 principal amount of Convertible Debentures. In addition, holders will receive, in respect of their Convertible Debentures that are purchased pursuant to the Offer, accrued and unpaid interest on such Convertible Debentures to, but excluding, the Payment Date (as defined in the Offer to Purchase). All amounts payable pursuant to the Offer will be rounded to the nearest cent.

Information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1	Summary Term Sheet.

The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2	Subject Company Information.

(a) Name and Address. The name of the issuer is EnPro Industries, Inc., a North Carolina corporation. The address of the principal executive office of EnPro Industries, Inc. is 5605 Carnegie Boulevard, Suite 500, Charlotte, North Carolina 28209. The telephone number of its principal executive office is (704)731-1500.

(b) Securities. The subject class of securities is EnPro’s 3.9375% Convertible Senior Debentures due 2015. As of the date of this filing, $74,780,000 in aggregate principal amount of Convertible Debentures was outstanding.

(c) Trading Market and Price. The information set forth under “Market Information about the Convertible Debentures and our Common Stock” in the Offer to Purchase is incorporated herein by reference.

Item 3	Identity and Background of Filing Person.

(a) Name and address. EnPro is the filing person and the subject company. EnPro’s business address and phone number are set forth in Item 2(a) above of this Schedule TO.

As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of EnPro.

Name	Position
Stephen E. Macadam	President, Chief Executive Officer and Director

Alexander W. Pease	Senior Vice President and Chief Financial Officer

Todd L. Anderson	President, Stemco

David S. Burnett	Vice President, Treasury and Tax, and Treasurer

J. Milton Childress II	Vice President, Strategic Planning and Business Development

Jon A. Cox	President, Stemco Group and Chief Innovation Officer, EnPro

David K. Fold	Director of Accounting and Financial Reporting and Principal Accounting Officer

Dale A. Herold	President, Garlock Family of Companies and Chief Customer Officer, EnPro

Gilles Hudon	President, Technetics Group

Cynthia A. Marushak	Vice President, Talent and Organizational Development

Robert S. McLean	Vice President, General Counsel and Secretary

Marvin A. Riley	President, Fairbanks Morse Engine

Susan E. Sweeney	President, GGB

Eric A. Vaillancourt	President, Garlock Sealing Products

Kenneth D. Walker	President, Engineered Products Segment, and President, Compressor Products International

Thomas M. Botts	Director

Peter C. Browning	Director

Felix M. Brueck	Director

B. Bernard Burns, Jr.	Director

Diane C. Creel	Director

Gordon D. Harnett	Director

David L. Hauser	Director

Kees van der Graaf	Director

The address of each director and executive officer is c/o 5605 Carnegie Boulevard, Suite 500, Charlotte, North Carolina 28209. The telephone number of each director and executive officer is (704)731-1500.

Item 4	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

(i) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet—The Convertible Debentures,” “Summary Term Sheet—The Offer” and “The Offer—Introduction” is incorporated herein by reference.

(ii) The information in the Offer to Purchase in the sections entitled “Summary Term Sheet—Purchase Price; Accrued Interest” and “The Offer—Purchase Price; Accrued Interest” is incorporated herein by reference.

(iii) The information in the Offer to Purchase in the sections entitled “Summary Term Sheet—Expiration Time” and “The Offer —Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(iv) Not applicable.

(v) The information set forth in the Offer to Purchase in the section entitled “The Offer—Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(vi) The information set forth in the Offer to Purchase in the section entitled “Procedures for Tendering and Withdrawing Convertible Debentures—Withdrawal of Tenders by Holders” is incorporated herein by reference.

(vii) The information set forth in the Offer to Purchase in the section entitled “Procedures for Tendering and Withdrawing Convertible Debentures—Withdrawal of Tenders by Holders” is incorporated herein by reference.

(viii) The information set forth in the Offer to Purchase in the section entitled “Acceptance for Payment and Payment” is incorporated herein by reference.

(ix) Not applicable.

(x) The information set forth in the Offer to Purchase in the section entitled “Additional Considerations Concerning the Offer—Material Differences in the Rights of Holders of Convertible Debentures as a Result of the Offer” is incorporated herein by reference.

(xi) The information set forth in the Offer to Purchase in the section entitled “Miscellaneous—Accounting Treatment of Purchase of the Convertible Debentures in the Offer” is incorporated herein by reference.

(xii) The information set forth in the Offer to Purchase in the section entitled “Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases. To the best of EnPro’s knowledge, no Convertible Debentures are owned by, and no Convertible Debentures will be purchased from, any officer, director or affiliate of EnPro.

Item 5	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

EnPro has entered into the following agreements related to the Convertible Debentures:

1.	Indenture dated as of October 26, 2005 between EnPro and U.S. Bank National Association (as successor-in-interest to Wachovia Bank, National Association), as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on October 26, 2005 by EnPro (SEC File No. 001-31225)).

2.	Resale Registration Rights Agreement dated October 26, 2005 between EnPro and Banc of America Securities LLC, as representative of the several initial purchasers (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on October 26, 2005 by EnPro (SEC File No. 001-31225)).

A description of the material provisions of the foregoing agreements is set forth in the Form 8-K filed on October 26, 2005 by EnPro, which is incorporated herein by reference.

EnPro has entered into the following agreements relating to its capital stock:

1.	EnPro Industries, Inc. 2002 Equity Compensation Plan (2014 Amendment and Restatement) (incorporated by reference to Annex B to the Proxy Statement on Schedule 14A filed on March 20, 2014 by EnPro (File No. 001-31225)).

2.	EnPro Industries, Inc. Senior Executive Annual Performance Plan (2012 Amendment and Restatement) (incorporated by reference to Appendix B to the Proxy Statement on Schedule 14A filed on March 20, 2012 by EnPro (File No. 001-31225)).

3.	EnPro Industries, Inc. Long-Term Incentive Plan (2012 Amendment and Restatement) (incorporated by reference to Appendix C to the Proxy Statement on Schedule 14A filed on March 20, 2012 by EnPro (File No. 001-31225))

4.	EnPro Industries, Inc. Management Purchase Stock Deferral Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 2, 2012 by EnPro (File No. 001-31225)).

5.	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Grant (incorporated by reference to Exhibit 10.5 to the Form 10-K for the year ended December 31, 2007 filed on February 26, 2008 by EnPro (File No. 001-31225)).

6.	Form of EnPro Industries, Inc. Phantom Shares Award Grant for Outside Directors (2009 Amendment and Restatement) (incorporated by reference to Exhibit 10.7 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

7.	Form of EnPro Industries, Inc. Restricted Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on February 14, 2008 by EnPro (File No. 001-31225)).

8.	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on April 29, 2009 by EnPro (File No. 001-31225)).

9.	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.10 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

10.	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Agreement (Performance Shares) (incorporated by reference to Exhibit 10.11 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

11.	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement for Management Stock Purchase Deferral Plan (incorporated by reference to Exhibit 10.13 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

A description of the material provisions of the foregoing agreements is set forth in the Form 10-K for the fiscal year ended December 31, 2013 filed on February 27, 2014 by EnPro or the Proxy Statement on Schedule 14A filed on March 20, 2014 by EnPro, each of which are incorporated herein by reference.

Item 6	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Transaction; Plans” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Transaction; Plans” is incorporated herein by reference.

(c) Plans.

(1) None.

(2) None.

(3) The information set forth in the Offer to Purchase in the sections entitled “The Offer—Purpose of the Transactions; Plans,” “The Offer—Source and Amount or Funds” and “The Offer—Revolving Credit Facility” is incorporated herein by reference.

(4) None.

(5) None.

(6) None.

(7) None.

(8) None.

(9) EnPro has various compensatory plans, arrangements and agreements with its employees, including its executive officers and directors, pursuant to which equity awards are made from time to time in the ordinary course. EnPro’s compensatory plans, arrangements and agreements with its executive officers and directors are listed in Item 5(e) above, which is incorporated herein by reference.

(10) None.

Item 7	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Purchase in the sections entitled “The Offer—Source and Amount of Funds,” “The Offer—Conditions of the Offer” and “Conditions to the Offer” are incorporated herein by reference. There are no alternative financing arrangements.

(d) Borrowed Funds. The information set forth in the Offer to Purchase in the sections entitled “The Offer—Source and Amount of Funds” and “The Offer—Revolving Credit Facility” is incorporated herein by reference.

Item 8	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous—Securities Ownership and Transactions” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous—Securities Ownership and Transactions” is incorporated herein by reference.

Item 9	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase in the section entitled “Dealer Manager; Information Agent and Tender Agent” is incorporated herein by reference.

Item 10	Financial Statements.

(a) Financial Information.

(1) The information set forth in the Offer to Purchase in the section entitled “Summary Historical Consolidated Financial Information” is incorporated herein by reference. The information set forth in “Part II, Item 8, Financial Statements and Supplementary Data” of EnPro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed on February 27, 2014 by EnPro (the “2013 Form 10-K”) and the consolidated financial statements and accompanying notes, and the related report of independent registered accounting firm and the financial schedules included on pages 48 through 89 of the 2013 Form 10-K are incorporated herein by reference. For information on how to inspect and obtain copies of EnPro’s SEC filings, including such Annual Report on Form 10-K, see the information set forth in the Offer to Purchase in the sections entitled “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference.”

(2) The information set forth in the Offer to Purchase in the section entitled “Summary Historical Consolidated Financial Information” is incorporated herein by reference. The information set forth in “Part I, Financial Information” of EnPro’s Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2014 filed on August 6, 2014 by EnPro is incorporated herein by reference. For information on how to inspect and obtain copies of EnPro’s SEC filings, including such Form 10-Q, see the information set forth in the Offer to Purchase in the sections entitled “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference.”

(3) The information set forth in the Offer to Purchase in the section entitled “Ratio of Earnings to Fixed Charges and Book Value Per Share” is incorporated herein by reference.

(4) The information set forth in the Offer to Purchase in the section entitled “Ratio of Earnings to Fixed Charges and Book Value Per Share” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(c) Other Material Information. The information contained in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12	Exhibits.

Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated August 11, 2014.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release, dated August 11, 2014 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed on August 11, 2014 by EnPro (SEC File No. 001-31225)).

(b)	Not applicable.

(d)(1)	Indenture dated as of October 26, 2005 between EnPro and U.S. Bank National Association (as successor-in-interest to Wachovia Bank, National Association), as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on October 26, 2005 by EnPro (SEC File No. 001-31225)).

(d)(2)	Resale Registration Rights Agreement dated October 26, 2005 between EnPro and Banc of America Securities LLC, as representative of the several initial purchasers (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on October 26, 2005 by EnPro (SEC File No. 001-31225)).

(d)(3)	EnPro Industries, Inc. 2002 Equity Compensation Plan (2014 Amendment and Restatement) (incorporated by reference to Annex B to the Proxy Statement on Schedule 14A filed on March 20, 2014 by EnPro (File No. 001-31225)).

(d)(4)	EnPro Industries, Inc. Senior Executive Annual Performance Plan (2012 Amendment and Restatement) (incorporated by reference to Appendix B to the Proxy Statement on Schedule 14A filed on March 20, 2012 by EnPro (File No. 001-31225)).

(d)(5)	EnPro Industries, Inc. Long-Term Incentive Plan (2012 Amendment and Restatement) (incorporated by reference to Appendix C to the Proxy Statement on Schedule 14A filed on March 20, 2012 by EnPro (File No. 001-31225)).

(d)(6)	EnPro Industries, Inc. Management Purchase Stock Deferral Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 2, 2012 by EnPro (File No. 001-31225)).

(d)(7)	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Grant (incorporated by reference to Exhibit 10.5 to the Form 10-K for the year ended December 31, 2007 filed on February 26, 2008 by EnPro (File No. 001-31225)).

(d)(8)	Form of EnPro Industries, Inc. Phantom Shares Award Grant for Outside Directors (2009 Amendment and Restatement) (incorporated by reference to Exhibit 10.7 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(d)(9)	Form of EnPro Industries, Inc. Restricted Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on February 14, 2008 by EnPro (File No. 001-31225)).

(d)(10)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on April 29, 2009 by EnPro (File No. 001-31225)).

(d)(11)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.10 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(d)(12)	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Agreement (Performance Shares) (incorporated by reference to Exhibit 10.11 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(d)(13)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement for Management Stock Purchase Deferral Plan (incorporated by reference to Exhibit 10.13 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(g)	Not applicable.

(h)	Not applicable.

Item 13	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENPRO INDUSTRIES, INC.

By:	/s/ Robert S. McLean
Robert S. McLean
Vice President, General Counsel and Secretary

Dated: August 11, 2014

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated August 11, 2014.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release, dated August 11, 2014 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed on August 11, 2014 by EnPro (SEC File No. 001-31225)).

(b)	Not applicable.

(d)(1)	Indenture dated as of October 26, 2005 between EnPro and U.S. Bank National Association (as successor-in-interest to Wachovia Bank, National Association), as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on October 26, 2005 by EnPro (SEC File No. 001-31225)).

(d)(2)	Resale Registration Rights Agreement dated October 26, 2005 between EnPro and Banc of America Securities LLC, as representative of the several initial purchasers (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on October 26, 2005 by EnPro (SEC File No. 001-31225)).

(d)(3)	EnPro Industries, Inc. 2002 Equity Compensation Plan (2014 Amendment and Restatement) (incorporated by reference to Annex B to the Proxy Statement on Schedule 14A filed on March 20, 2014 by EnPro (File No. 001-31225)).

(d)(4)	EnPro Industries, Inc. Senior Executive Annual Performance Plan (2012 Amendment and Restatement) (incorporated by reference to Appendix B to the Proxy Statement on Schedule 14A filed on March 20, 2012 by EnPro (File No. 001-31225)).

(d)(5)	EnPro Industries, Inc. Long-Term Incentive Plan (2012 Amendment and Restatement) (incorporated by reference to Appendix C to the Proxy Statement on Schedule 14A filed on March 20, 2012 by EnPro (File No. 001-31225)).

(d)(6)	EnPro Industries, Inc. Management Purchase Stock Deferral Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 2, 2012 by EnPro (File No. 001-31225)).

(d)(7)	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Grant (incorporated by reference to Exhibit 10.5 to the Form 10-K for the year ended December 31, 2007 filed on February 26, 2008 by EnPro (File No. 001-31225)).

(d)(8)	Form of EnPro Industries, Inc. Phantom Shares Award Grant for Outside Directors (2009 Amendment and Restatement) (incorporated by reference to Exhibit 10.7 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(d)(9)	Form of EnPro Industries, Inc. Restricted Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on February 14, 2008 by EnPro (File No. 001-31225)).

(d)(10)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on April 29, 2009 by EnPro (File No. 001-31225)).

(d)(11)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement (incorporated by reference to Exhibit 10.10 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(d)(12)	Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Agreement (Performance Shares) (incorporated by reference to Exhibit 10.11 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(d)(13)	Form of EnPro Industries, Inc. Restricted Share Units Award Agreement for Management Stock Purchase Deferral Plan (incorporated by reference to Exhibit 10.13 to the Form 10-K for the year ended December 31, 2012 filed on February 27, 2013 by EnPro (File No. 001-31225)).

(g)	Not applicable.

(h)	Not applicable.